EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$471	$378	$1,244	$1,122
Fixed charges excluding preferred stock dividends	65	52	191	160
Income for computation excluding interest on deposits	536	430	1,435	1,282
Interest expense excluding interest on deposits	51	38	148	117
One-third of rent expense	14	14	43	43
Preferred stock dividends	16	16	48	48
Fixed charges including preferred stock dividends	81	68	239	208
Ratio of earnings to fixed charges, excluding interest on deposits	6.63x	6.32x	6.02x	6.18x
Including Interest on Deposits
Income from continuing operations before income taxes	$471	$378	$1,244	$1,122
Fixed charges excluding preferred stock dividends	96	79	277	242
Income for computation including interest on deposits	567	457	1,521	1,364
Interest expense including interest on deposits	82	65	234	199
One-third of rent expense	14	14	43	43
Preferred stock dividends	16	16	48	48
Fixed charges including preferred stock dividends	112	95	325	290
Ratio of earnings to fixed charges, including interest on deposits	5.08x	4.80x	4.69x	4.70x